UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                October 5, 2020

  By E-Mail
  Laura Luo, Esq.
  King & Wood Mallesons LLP
  500 Fifth Avenue, 50th Floor
  New York, NY 10110, USA

           Re:     Fuling Global Inc.
                   Schedule 13E-3
                   Filed on September 18, 2020
                   Filed by Fuling Global Inc., Fuling ParentCo Inc., Fuling MergerCo Inc.,
                             Ms. Guilan Jiang, Silver Trillion Investments
Limited, Ms. Sujuan
                             Zhu, Celestial Sun Holdings Limited, Mr. Qian
(Eugene) Hu, Zheng
                             Hui Investments Limited, Mr. Xinzhong Wang, Charm
Grow
                             Holdings Limited, Mr. Jinxue Jiang, Tengyu
International Limited,
                             Mr. Qijun Huang, and Harvest Wind Investment
Limited
                   File No. 005-89399

  Dear Ms. Luo:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Proxy Statement

  Reasons for the Merger and Recommendation of the Special Committee and the Board, page 24

  1. Please revise this section to explain how the special committee and the board considered that Houlihan Lokey conducted only one analysis in reaching its opinion.

  Certain Financial Projections, page 35

  2. Please revise to include the full projections instead of a summary. Laura Luo, Esq.
King & Wood Mallesons LLP
October 5, 2020
Page 2

Opinion of the Special Committee   s Financial Advisor, page 37

3. With respect to the Discounted Cash Flow analysis, disclose the basis for Houlihan
       Lokey   s use of perpetuity growth rate range of 0.0% to 3.5% and
discount rate range of
       16% to 19%.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions